UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® report Q4 and full year 2011 results Dated February 14 , 2012	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 14 , 2012	By:	/s/ Lior Shemesh
	Name:	Lior Shemesh
	Title	CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +972.3.767.4333 +1.760.685.2007 lior.shemesh@alvarion.com Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com

Alvarion® Reports Q4 and Full Year 2011 Results

Washington, February 14, 2012 — Alvarion Ltd. (NASDAQ:ALVR) a provider of optimized wireless broadband solutions addressing the connectivity, capacity and coverage challenges of public and private networks, today announced its financial results for the fourth quarter and year ended December 31, 2011. Results of Wavion are included from the date of closing, November 23, 2011.

Q4 Highlights:

•        Shipments of $41.1 million, a 3.0% sequential increase
•        Revenues of $41.2 million, a 12.3% sequential decrease
•        GAAP net loss of ($0.20) per share; non-GAAP net loss of ($0.04) per share

2011 Highlights (compared to 2010):

•        Shipments of $173.0 million , a decrease of 20.3%
•        Revenues of $190.0 million, a decrease of 7.7%
•       GAAP net loss of ($0.54) per share; non-GAAP net loss of ($0.11) per share

Fourth Quarter 2011 Results

In the fourth quarter of 2011, revenues were $41.2 million, a decrease of 12.3% from $47.0 million in the third quarter of 2011, and a decrease of 18.9% from $50.8 million in the fourth quarter of 2010.

GAAP net loss in the fourth quarter of 2011 was ($12.2) million, or ($0.20) per share, including charges of approximately $9.3 million related to the Wavion acquisition and integration plan. This compares to a net loss of ($7.5) million, or ($0.12) per share in the third quarter of 2011, which includes charges of approximately $7.1 million related to the bankruptcy filing of Open Range Communications.  GAAP net loss in the fourth quarter of 2010 was ($76.9) million, or ($1.24) per share, including a non-cash impairment charge for goodwill of approximately $57.1 million and other charges of approximately $7.4 million.

On a non-GAAP basis, excluding stock-based compensation and other charges, the company reported a net loss of ($2.4) million, or ($0.04) per share, compared with non-GAAP net income of $0.3 million, or $0.01 per share, in the third quarter of 2011, and non-GAAP net loss of ($11.2) million, or ($0.18) per share, in the fourth quarter of 2010.

The fourth quarter 2011 net loss included interest expense from the date of closing related to the $30 million three-year loan with Silicon Valley Bank used to finance the Wavion acquisition.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the fourth quarter of 2011 and the comparative periods.

Cash used in operations in the fourth quarter of 2011 was $5.8 million.  As of December 31, 2011, cash, cash equivalents and investments totaled $64.4 million.

Management Comments

“We are pleased with our progress since the Wavion acquisition closed in November,” said Eran Gorev, President and CEO of Alvarion.  “The integration is going smoothly and we think the acquisition could become accretive, on a non-GAAP basis, by the end of the first quarter of 2012, ahead of our timeline.

“We are moving forward with our plan to introduce several new products during 2012. These advanced solutions are eagerly awaited by customers, and will position us to take a greater share of the available market.

“Confidence in our multi-technology strategy continues to build. We are now able to offer the technology best suited to a particular need in both licensed and unlicensed frequencies, while most competitors lack this portfolio breadth. We are also identifying opportunities that can be best served with a combination of wireless technologies.  In addition to enhancing our competitiveness in existing markets with new products, our global reach and advanced carrier-grade Wi-Fi solution also positions us to capture a significant share of the nascent but rapidly growing market for cellular offload.”

Guidance

Management believes revenues in the first quarter of 2012 will be in the range of $38 million to $43 million. Depending on shipment volume and mix, Q1 non-GAAP earnings per share are expected to range between a loss of ($0.01) and a loss of ($0.06). GAAP per share results are expected to range between a loss of ($0.03) and ($0.08), including charges of approximately $1.5 million related to the Wavion acquisition and stock-based compensation.

Alvarion management will host a conference call today, February 14, at 9:00 a.m. Eastern time to discuss Q4 results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1074; International: +1(612) 234-9960.

The public is invited to listen to the live webcast of the conference call.

For details please visit Alvarion’s website at www.alvarion.com.

An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on February 14, 2012 through 11:59 a.m. EST on March 14, 2012.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 231459.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

			Three	Three	Three
	Year Ended	Year Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2011	2010	2011	2010	2011

Sales	$190,037	$205,815	$41,219	$50,834	$46,956

Cost of sales	121,435	133,475	25,419	35,189	27,957

Inventory write-off related to bankruptcy of a customer	7,144	-	-	-	7,144

Gross profit	61,458	72,340	15,800	15,645	11,855

Operating expenses:
Research and development, net	27,964	38,717	7,353	8,945	6,393
Selling and marketing	37,576	43,376	9,200	10,424	8,940
General and administrative	13,877	19,920	3,209	8,034	3,431
Amortization of intangible assets	186	130	186	31	-
Other charges (*)	12,040	3,573	4,912	-	-
Impairment of goodwill	-	57,110	-	57,110	-
Acquisition related expenses (***)	2,622		2,622

Total Operating expenses	94,265	162,826	27,482	84,544	18,764

Operating income (loss)	(32,807)	(90,486)	(11,682)	(68,899)	(6,909)

Other loss (**)	-	(7,000)	-	(7,000)	-

Financial expenses , net	(1,015)	(99)	(546)	(675)	(552)

Net loss before Tax	(33,822)	(97,585)	(12,228)	(76,574)	(7,461)

Income Tax	-	894	-	311	-

Net loss	(33,822)	(98,479)	(12,228)	(76,885)	(7,461)

Basic net loss per share:
	$(0.54)	$(1.58)	(0.20)	(1.24)	(0.12)
Weighted average number of shares used in computing basic net loss per share	62,302	62,199	62,335	62,247	62,307

Diluted net loss per share:
	$(0.54)	$(1.58)	(0.20)	(1.24)	(0.12)

Weighted average number of shares used in computing diluted net loss per share	62,302	62,199	62,335	62,247	62,307

(*) Results of the organizational change and other.
(**) Impairment of short term investment.
(***) Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS UBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three					Three
	Months Ended					Months Ended
	December 31,					September 30,
	2011					2011
	GAAP	Adjustments			Non-GAAP	Non-GAAP

Sales	$41,219	$-			$41,219	$46,956

Cost of sales	25,419	(1,653	) (a)	(b)	23,766	27,949

Gross profit	15,800	1,653			17,453	19,007

Operating expenses:
Research and development, net	7,353	(41	) (a)		7,312	6,262
Selling and marketing	9,200	(203	) (a)		8,997	8,820
General and administrative	3,209	(178	) (a)		3,031	3,048
Amortization of intangible assets	186	(186	) (b)		-	-
Other charges	4,912	(4,912	) (c)		-	-
Acquisition related expenses	2,622	(2,622)			-	-

Total Operating expenses	27,482	(8,142)			19,340	18,130

Operating income (loss)	(11,682)	9,795			(1,887)	877

Financial expenses , net	(546)	-			(546)	(552)

Net income (loss) before Tax	(12,228)	9,795			(2,433)	325

Income Tax	-	-			-	-

Net income (loss)	(12,228)	9,795			(2,433)	325

Basic net earnings (loss) per share	$(0.20)				$(0.04)	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	62,335				62,335	62,307

Diluted net earnings (loss) per share	$(0.20)				$(0.04)	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,335				62,335	63,872

(a) The effect of stock-based compensation.

(b) The effect of amortization of purchased intangibles and step-down in backlog related to Wavion.

(c) Results of the organizational change and other.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING
AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND
OTHER CHARGES
U.S. dollars in thousands (except per share data)

			Three	Three	Three
	Year Ended	Year Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2011	2010	2011	2010	2011

Net loss according to US GAAP	$(33,822)	$(98,479)	$(12,228)	(76,885)	$(7,461)

Amortization of purchased intangibles and step-down in backlog	1,764	130	1,764	31	-

Stock based compensation expenses related to ASC 718	3,153	3,335	497	1,141	642

Inventory write-off related to bankruptcy of customer	7,144	-	-	-	7,144

Other charges (*)	12,040	3,573	4,912	-	-

Impairment of goodwill	-	57,110	-	57,110	-

Other loss (**)	-	7,354	-	7,354	-

Acquisition related expenses (***)	2,622	-	2,622	-	-

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and other expenses	$(7,099)	$(26,977)	$(2,433)	(11,249)	$325

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$(0.11)	$(0.43)	$(0.04)	(0.18)	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	62,302	62,199	62,335	62,247	62,307

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$(0.11)	$(0.43)	$(0.04)	(0.18)	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,302	62,199	62,335	62,247	63,872

(*) Results of the organizational change and other.
(**) Impairment of short term investment.
(***) Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2011	2011
ASSETS
Cash, cash equivalents, short-term and long-term investments	$64,408	$68,929
Trade receivables	48,294	42,531
Other accounts receivable and prepaid expenses	6,658	8,194
Inventories	36,215	33,870

LONG TERM Trade receivables	6,986	6,031

PROPERTY AND EQUIPMENT, NET	9,774	9,873

GOODWILL AND INTANGIBLE ASSETS, NET	33,332	-

TOTAL ASSETS	$205,667	$169,428

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of Long term loan	$6,944	$-
Trade payables	35,927	33,868
Other accounts payable and accrued expenses	45,988	33,833

Total current liabilities	88,859	67,701

Long term employees liabilities	1,173	1,166
Long term liabilities others	6,425	1,646
Long term loan	23,056	-

Total long term liabilities	30,654	2,812

TOTAL LIABILITIES	119,513	70,513

SHAREHOLDERS' EQUITY	86,154	98,915

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$205,667	$169,428

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
December 31, 2011

Cash flows from operating activities:
Net loss	$(12,228)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,156
Amortization of intangibles assets	1,764
Capital loss on disposal of property and equipment	617
Stock based compensation expenses ASC 718	497
Increase in trade receivables	(2,003)
Decrease in other accounts receivable and prepaid expenses	3,058
Increase in inventories	(909)
Increase in long term trade receivable	(955)
Decrease in trade payables	(1,495)
Increase in other accounts payables and accrued expenses	5,091
Decrease in long term employees liabilities	(196)
Decrease in long term liabilities	(163)
Net cash used in operating activities	(5,766)

Cash flows from investing activities:
Purchase of fixed assets	(502)
Proceeds from fixed assets	145
Payment for the acquisition of Wavion	(25,403)
Net cash used in investing activities	(25,760)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	-
Receipt of long term loan	30,000
Repayment of Short Term Loan	(2,995)
Net cash provided by financing activities	27,005

Decrease in cash, cash equivalents, short-term and long-term investments	(4,521)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	68,929
Cash, cash equivalents, short-term and long-term investments at the end of the period	$64,408

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global  macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, , continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;; the potential incurrence by Alvarion of unknown liabilities of Wavion; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to meet financial covenants underlying loans granted to us, the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.